Exhibit (a)(1)(S)

EFiled: Dec 02 2021 03:11PM EST Transaction ID 67137406 Case No. 2021-1031-KSJM

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ICAHN PARTNERS LP, and ICAHN

PARTNERS MASTER FUND LP,

Plaintiffs,

v.

JOHN P. HESTER, MICHAEL J. MELARKEY, ROBERT L. BOUGHNER, JOSE A. CARDENAS, STEPHEN C. COMER, JANE LEWIS- RAYMOND, ANNE L. MARIUCCI, A. RANDALL THOMAN, THOMAS A. THOMAS, LESLIE T. THORNTON, and SOUTHWEST GAS HOLDINGS, INC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2021-1031-KSJM PUBLIC VERSION Filed December 2, 2021

VERIFIED COMPLAINT FOR

INJUNCTIVE AND DECLARATORY RELIEF

Plaintiffs Icahn Partners LP and Icahn Master Fund LP (“Plaintiffs,” and together with certain of their affiliates, the “Icahn Parties”), through their undersigned counsel, bring this Verified Complaint for Injunctive and Declaratory relief against defendants John P. Hester, Michael J. Melarkey, Robert L. Boughner, Jose A. Cardenas, Stephen C. Comer, Jane Lewis-Raymond, Anne L. Mariucci, A. Randall Thoman, Thomas A. Thomas, Leslie T. Thornton (the “Director Defendants”), and Southwest Gas Holdings, Inc. (“SWX” or the “Company”).

NATURE OF THE ACTION

1. Plaintiffs are substantial stockholders of SWX, a Delaware corporation based in Las Vegas, Nevada. Plaintiffs have commenced a proxy campaign to replace the ten members of SWX’s Board of Directors (the “Board”) with ten highly qualified nominees, eight of whom are completely independent of Plaintiffs. The Board, however, has taken a series of unfair and unlawful actions designed to thwart Plaintiffs’ proxy campaign and rig the upcoming election in favor of the incumbent directors.

2. Of particular concern is the Board’s threat to place up to $1 billion of equity with friendly parties, ostensibly to finance a recently announced acquisition (which itself was an entrenchment device, as explained below). Worse still, the Board has threatened to sell this equity at less than $75 per share—an inexplicably wasteful action given that the Icahn Parties have offered to finance the entire acquisition at a price of at least $75 per share (an offer that has thus far been ignored). The Icahn Parties have asked the Company to give them notice before placing any equity so that the Icahn Parties can potentially increase their offer and/or seek appropriate relief. The Board, however, has refused to respond to this request and stated that it could make a determination with respect to the financing imminently.

3. Based on the Board’s conduct to date, the Icahn Parties believe that the Board is planning to imminently sell discounted shares to friendly parties for the purpose of interfering with Plaintiffs’ proxy campaign. Accordingly, Plaintiffs seek injunctive and declaratory relief to prevent the Board from undertaking this harmful action and to remedy other of the Director Defendants’ breaches of fiduciary duty. Plaintiffs also seek immediate relief in the form of a temporary restraining order to either prevent Defendants from selling stock to friendly parties and/or from selling stock at less than $75 per share. At a minimum, the Court should require Defendants to provide Plaintiffs reasonable notice before they engage in any such sale so that Plaintiffs can take appropriate actions, including but not limited to seeking a preliminary injunction. Absent immediate injunctive relief, the Board will be free to issue discounted stock to friendly parties, after which it will be extremely difficult for the Court to unscramble the eggs and award the relief necessary to ensure a fair vote at the 2022 annual meeting.

4. The Board’s disingenuousness with respect to this friendly stock sale is best embodied in its conflicting comments and actions relating to the Company’s stock price. For the last several months, SWX’s stock has traded at between approximately $62 to $72 per share. The Board has repeatedly asserted that these prices undervalue the Company and that even $75 per share is too low. Yet, in September, the Company sold approximately 700,000 shares through an at-the-market offering at prices well below $75 per share. Further, the Board and the Company, led by Chief Executive Officer, President, and director John P. Hester and advised by Lazard Freres & Co. LLC (“Lazard”), have deliberately put in motion a chain of events designed to allow SWX to sell even more discounted stock to friendly parties who will vote in favor of the incumbent directors so that the Director Defendants can maintain their control over the Company:

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First, the Board, advised by Lazard, caused SWX to enter into an agreement to buy an interstate pipeline company (a business foreign to SWX) for approximately $2 billion—almost $300 million more than the synergistic price Warren Buffet’s pipeline company (which operates pipelines and thoroughly understands them) backed away from only months before.

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Second, the Board announced that, while the deal would be initially financed with short-term debt (debt that just happens to contain onerous proxy puts that allow the debt holders to “put” approximately $3 billion in debt back to the Company if a majority of SWX’s directors are replaced, thus making a proxy contest more difficult), the deal ultimately would have to be financed by equity and that therefore the Company planned to raise up to $1 billion through equity sales.

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Third, before the ink could fully dry on the pipeline deal, the Board started looking to line up “friendly” institutional investors with whom to place the equity at prices in the $60s—despite the Board’s asserted belief that the stock is worth far more than $75 per share.

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Finally, the Board (i) dismissed Plaintiffs’ suggestions that SWX raise equity through a transferrable rights offering in which all stockholders could participate pro rata; (ii) rejected as “inadequate” (in other words as “too low”) the premium-priced $75 tender offer for all shares; (iii) utterly ignored an offer by the Icahn Parties to buy the entire $1 billion of stock needed to finance the acquisition at a price of at least $75 per share; and (iv) continues to search for friendly “white squires” to buy stock at prices lower than $75 per share.

5. Defendants hope to convince stockholders—and this Court—that there is nothing incongruous about these actions. But the Company is caught in a trap created by its own actions and assertions. How can Mr. Hester and his Board argue that SWX stock is worth far more than $75 per share and refuse to respond to a credible offer of $75 per share to finance their acquisition when Defendants recently sold 700,000 shares at far lower prices and continue to try to sell even more discounted stock to friendly parties? In other words, Defendants’ explanation is irrational and contradictory.

6. The Board’s ballot-stuffing initiative is not its only breach of fiduciary duty. In addition to its plan to sell discounted stock to friends, the Board has also (i) threatened stockholders with the prospect of triggering onerous proxy puts, which would accelerate approximately $3 billion in debt, if stockholders vote for Plaintiffs’ nominees; and (ii) improperly rejected, without explanation and in breach of the Company’s bylaws, a timely and valid stockholder proposal to call a special meeting for the purpose of electing its nominees, in the event that Plaintiffs do not receive required regulatory approvals by the time of the next annual meeting of stockholders.

7. It is not hard to see why the Board and Mr. Hester are trying to entrench themselves. During Mr. Hester’s six-year tenure as CEO, the Company’s operating performance has been abysmal, with hugely bloated costs and very poor returns on equity. Worse still, during this time, the Board has tolerated and participated in a culture of waste and excess that would humble the highest of Las Vegas’ rollers. That waste and excess is part of the reason for the bloated costs and poor returns, and it has also led to widespread stockholder dissatisfaction and a rocky relationship with the Company’s regulators.

8. Indeed, one such regulator—the Nevada Public Utilities Commission (the “PUC”), which oversees SWX’s regulated utility subsidiary, Southwest Gas Corporation (“SWG”)—has repeatedly excoriated the subsidiary for attempting to pass improper expenses on to ratepayers. These expenses include a million-dollar house for employees, manicures and pedicures, extraordinarily lavish dinners, expensive beverages, free travel for spouses and a host of other things that scream “waste.” The Company also spent nearly $500,000 for renovations to its “Executive Boardroom” and furniture for Mr. Hester’s office. While the price tag alone is galling, it is made even worse by the fact that, when this remodeling was approved, the Company was already scheduled to move into a new and fancier headquarters building in a few months. In other words, an enormous sum was spent to provide the Board (and one presumes Mr. Hester) a hugely expensive upgraded Executive Boardroom whose expected use (for the Company at least) could be measured in days. One can understand why the Board is worried about being ousted by furious stockholders. After all, “apres nous, le deluge,” is a less-than-shareholder-reassuring attitude.

9. The Company’s misspending was so extreme that, in 2018—three years into Mr. Hester’s tenure—the PUC expressly stated: “Staff believes SWG needs to investigate its project oversight and project controls and improve those measures substantially before it files its next [General Rate Case].” The Company, however, did not heed this warning. Instead, SWG continued to submit grossly improper expenses to the PUC, leading the PUC in 2020 to again reject a host of improper expenses and state: “Staff believes SWG needs to change its culture to be a better steward of ratepayer money, which begins by holding SWG’s Senior Executives accountable for the including of such invoices, costs and expenditures without thorough and proper vetting.”

10. Significantly, the expenses flagged by the PUC are only the tip of the iceberg, as they are only those that SWG voluntarily submitted for review to the PUC. In other words, as bad as they are, these are the expenses that SWX thought it could get away with passing on to Nevada’s ratepayers—and that the PUC had time to review. One can only imagine what additional extravagances have been, and continue to be, absorbed by SWX’s stockholders.

11. The Board’s willingness to take actions inimical to the interests of stockholders, such as rampant overspending, is not hard to explain. Despite having an average tenure of more than ten years, the Board collectively owns less than 1% of the Company’s outstanding shares. With almost no skin in the game, the Board has no financial incentive to act in the stockholders’ best interests. CEO Hester provides a striking example of this misalignment. Mr. Hester earned over $6 million in 2020 but owns less than 0.0015% of SWX’s outstanding shares. Thus, even large swings in the Company’s stock price would not materially affect Mr. Hester’s finances, whose annual compensation is far more valuable to him than any change in stock price.

12. By contrast, as the beneficial owners of nearly 5% of the Company, Plaintiffs’ interests are wholly aligned with those of the public stockholders. Plaintiffs do not believe that the mismanagement at SWX should continue and believe that stockholders should be entitled to a fair vote on the future leadership of the Company. Accordingly, Plaintiffs are seeking equitable and declaratory relief against defendants for the actions, inactions, and other breaches of duty to Plaintiffs. Specifically, this action seeks:

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Injunctive relief to prevent Defendants from selling stock to friendly parties for the purpose of tilting the proxy contest in their favor and/or at less than $75 per share, or at a minimum, the Court should require Defendants to provide Plaintiffs reasonable notice before they engage in any such sale so that Plaintiffs can take appropriate actions, including but not limited to seeking a preliminary injunction; and a declaration that any such sale would constitute a breach of fiduciary duty;

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Injunctive relief barring Defendants from preventing a stockholder vote on Plaintiffs’ special meeting proposal and a declaration that the Board’s rejection of such proposal constitutes a breach of the Bylaws and/or a breach of fiduciary duty; and

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Injunctive relief requiring the Board to approve Plaintiffs’ nominees as continuing directors under the Company’s debt instruments and a declaration that the failure to do so would constitute a breach of fiduciary duty.

Plaintiffs also seek expedited discovery, particularly into Defendants’ and their advisors’ efforts to place stock or other equity in response to the recently-announced transaction—a stock sale that, as noted above, would harm stockholders and deprive them of a fair election.

THE PARTIES

13. Plaintiffs Icahn Partners LP and Icahn Partners Master Fund LP are Delaware limited partnerships that, together with certain of their affiliates, beneficially own 2,898,676 shares of SWX common stock, representing approximately 4.8% of SWX’s issued and outstanding common shares. The Icahn Parties have beneficially owned SWX stock since approximately July 16, 2021. Plaintiffs have commenced a proxy contest to replace each of the ten directors currently serving on SWX’s Board of Directors with ten highly qualified nominees, eight of whom are completely independent of Plaintiffs. Plaintiffs’ affiliate, IEP Utility Holdings LLC (“IEP Utility”), has also commenced a tender offer to purchase any and all of SWX’s issued and outstanding shares at a premium-to-market price of $75 per share.

14. Defendant SWX is a Delaware corporation with its headquarters in Las Vegas, Nevada. SWX is a holding company that operates two business segments through its two subsidiaries: (i) Southwest Gas Corporation (defined above as “SWG”) provides regulated natural gas delivery services to customers in portions of Arizona, Nevada, and California; and (ii) Centuri Group, Inc. (“Centuri”) provides utility infrastructure services to North America’s gas and electric providers.

15. The remaining defendants are the current members of SWX’s Board of Directors. Defendant John P. Hester has been a director, and has also served as President and CEO of SWX, since 2015. Defendant Michael J. Melarkey has been a director since 2004. Defendant Robert L. Boughner has been a director since 2008. Defendant Jose A. Cardenas has been a director since 2011. Defendant Stephen C. Comer has been a director since 2007. Defendant Jane Lewis-Raymond has been a director since 2019. Defendant Anne L. Mariucci has been a director since 2006. Defendant A. Randall Thoman has been a director since 2010. Defendant Thomas A. Thomas has been a director since 2008. Defendant Leslie T. Thornton has been a director since 2019.

BACKGROUND

A.	SWX’s Board Has Presided Over a Culture of Waste and Excess, Contributing to SWX’s Underperformance Relative to Its Peers.

16. Over the last several years—and particularly since John Hester became CEO of the Company in 2015—the Board has presided over a culture of excess, at best tolerating and at worst encouraging the rampant spending of Company funds on various personal perks. This out-of-control spending has chipped away at the stockholders’ bottom line and in recent years has sparked the ire of regulators when SWX’s regulated subsidiary, SWG, repeatedly attempted to pass the Company’s improper expenses on to ratepayers. It is imperative for any well-run utility to have a good relationship with its regulators. Yet, under Hester’s stewardship, the Nevada Public Utilities Commission has repeatedly admonished SWG for attempting to pass along personal extravagances to ratepayers. These admonishments are not only embarrassing, they are also damaging to the Company’s—and the stockholders’— bottom line, including through lower approved utility rates.

17. For example, one expense that the PUC refused to approve was the Company’s purchase of a house for a District Manager in Incline Village, Nevada. Incline Village is an extremely swanky resort on the north shore of Lake Tahoe and also one of North America’s priciest locales. It is home to movie and rock stars, West Coast tech titans, and high-end professional athletes, many of whom reside there to avoid the high taxes of their home state of California. In other words, it functions a lot like the Monaco of the western United States—with housing prices to match. Zillow estimates that the house bought by the Company for its district manager is worth approximately $1.85 million. The PUC rejected the idea that Nevada’s ratepayers should pay for the house. The Company’s stockholders have not been so fortunate.

18. Stockholders are also paying for other examples of the Company’s spending habits that appalled the PUC but that senior management and the Board apparently thought were business as usual. In particular, the PUC also rejected SWG’s attempt to have ratepayers pay for lavish renovations to the Company’s executive boardroom, costing a whopping $364,121.00, as well as new furniture for CEO Hester’s office, costing another $120,450.00. The PUC refused to allow these expenses not only because of the price tag—which came at the cost of an upper-end house in most of the country—but also because the Company was slated to move into a new and fancier headquarters building at the time these expenses were incurred. In other words, the Company paid for princely renovations that would only be used for a few months.

19. The PUC has excoriated SWG for the expenses it has attempted to pass on to ratepayers, including the aforementioned million-dollar home and wasteful renovations, as well as other expenses such as Company-paid manicures and pedicures, lavish dinners, expensive beverages, and free travel for spouses. For example, the PUC has made the following comments:

2018 Rate Case 10/3/2018

•  “My primary concern is that Nevada ratepayers should not be asked to pay for the cost of a District Manager to live in a million dollar home.”

•  “Staff also found expenditures associated with bartender costs, a golf course membership.”

•  “Staff believes SWG needs to investigate its project oversight and project controls and improve those measures substantially before it files its next GRC [General Rate Case].”

2020 Rate Case 07/24/2020

•  “Costs run a broad spectrum with examples of some of the most concerning costs/expenses being requested for recovery from ratepayers outlined below:

•  SWG Board of Director having a manicure and pedicure and billing ratepayers.

•  SWG Senior Executives incurring a dinner tab in excess of $4,700.

•  SWG Senior Executive and Board Member attending a Golden Knight hockey game and charging food & beverage as ratepayer expenses.

•  SWG Senior Executive taking spouse to BOD meetings and then billing ratepayers for the cost of that travel as part of their expense reimbursement.”

•  “Staff believes SWG needs to change its culture to be a better steward of ratepayer money, which begins by holding SWG’s Senior Executives accountable for the including of such invoices, costs and expenditures without thorough and proper vetting.”

20. Notably, despite being expressly admonished in 2018 to “investigate its project oversight and project controls and improve those measures substantially before it files its next [General Rate Case],” in 2020 SWX again attempted to pass on a host of improper expenses, leading the PUC to state that “SWG needs to change its culture to be a better steward of ratepayer money.”

21. Troublingly, the expenses reviewed by the PUC are only the expenses that one SWX subsidiary voluntarily submitted to one of its regulators to pass on to ratepayers. The true scope of SWX’s exorbitant spending is likely much greater. Further, the PUC can review only a fraction of the total expenses submitted to it. There is no doubt a host of additional personal expenses that the PUC did not catch.

22. Given the Company’s unrestrained spending, it is no surprise that SWX’s General & Administrative (“G&A”) expenses have skyrocketed since Hester took over as CEO in 2015. The following chart of G&A expenses illustrates the problem:

23. The effects of the Company’s high G&A expenses are also seen in the Company’s return on equity in comparison to its peers. The following are the results from 2020, which show that SWX lags far behind its peers in return on equity:

B.	The Interests of the Board, Which Owns Less Than 1% of SWX’s Shares, Are Not Aligned with Those of SWX’s Stockholders.

24. Given the Company’s underperformance and its need to cut spending, one would expect that the compensation paid to named executive officers (“NEO”s) and directors would be declining. Instead, both NEO compensation and director compensation has been rapidly increasing. The following is a chart indicating the increase in executive compensation over the last three years for which data is available:

25. Leading the pack in exorbitant executive compensation is CEO Hester, whose 2020 compensation totaled more than six million dollars and reflected a 59% increase from 2018. Mr. Hester thus has a strong financial incentive to fight to keep his job, which not only pays him very well despite the Company’s poor operating performance, but also increases at almost exponential rates. Mr. Hester’s reported compensation, moreover, does not appear to include the fringe benefits of an office filled with high-end furniture, a short-lived executive boardroom fit for a king, and a corporate jet, among other luxuries Mr. Hester and others have afforded themselves on the stockholders’ dime.

26. Fortunately for the remaining NEOs—though not for stockholders— Mr. Hester is not stingy with the purse strings. As seen in the chart below, pay for other NEOs has been rising even faster than his. In 2018, total NEO compensation was an already hefty $8.8 million, but by 2020 it had almost doubled to $16.5 million:

	2020	2019	2018	3-Year Total
John P. Hester, CEO	$6,511,777	$5,870,724	$4,096,485	$16,478,986
Gregory J. Peterson	$2,196,057	$1,904,986	$976,274	$5,077,317
Paul M. Daily	$3,555,146	$2,031,835	$1,745,651	$7,332,632
Karen S. Haller	$2,595,864	$2,453,249	$1,159,575	$6,208,688
Eric DeBonis	$1,651,011	$1,624,757	$848,326	$4,124,094

NEO Total	$16,509,855	$13,885,551	$8,826,311	$39,221,717

27. The Board’s priorities are similarly out of whack with those of SWX’s stockholders. It is well recognized that significant shareholdings provide a powerful economic incentive for directors to seek to maximize stockholder value, thus aligning their interests with those of the stockholders at large. Here, however, the Director Defendants collectively own less than 1% of the Company’s issued and outstanding shares, despite an average tenure of more than ten years.

28. For example, at the time of the most recent proxy statement, Mr. Hester owned a grand total of about 91,000 shares of stock, representing approximately 0.0015% of SWX’s outstanding shares. Significantly, the current market value of those shares is about the same as Mr. Hester’s total compensation in 2020, thus incentivizing him to do whatever it takes to preserve his current position. Indeed, even if a potential acquirer offered a $10 per share premium to market, that premium would be worth less than $1 million to Mr. Hester—or only two months of his 2020 compensation. Likewise, he would have no reason to care if a transaction knocks the Company’s stock price down by ten points, because, again, the amount of the loss represents only two months of his compensation. To put it another way, Mr. Hester’s annual compensation is worth far more to him than any likely change in stock value.

29. The supposedly “independent” directors have the same perverse disincentives, though not quite to the same extreme extent as Mr. Hester. The following chart shows the stock ownership and total compensation for the nine supposedly “independent” directors for the past three years. During this time compensation increased by 21%, while stock ownership only increased by 3.8%:

	2020	2019	2018
Total Director Compensation	2,539,779	2,622,577	2,092,372
Total Director Stock Ownership	271,504	267,926	261,559

30. In short, the Board’s negligible stock ownership gives it a strong disincentive to sell the Company and a strong incentive to try to block a sale—even if such actions are not in line with the stockholders’ interests. Neither high-premium offers nor large declines in the Company’s stock price would materially affect them, and they would still remain better off entrenched in their positions. The Board’s financial interests are simply not aligned with those of the stockholders.

C.	After Plaintiffs Acquire SWX Shares, the Company Announces the Wasteful Questar Acquisition.

31. In July 2021, the Icahn Parties began acquiring SWX stock. By early September 2021, the Icahn Parties had acquired beneficial ownership totaling approximately 4.9% based on the Company’s then issued and outstanding shares.

32. On October 3, 2021, Reuters reported that SWX was in advanced talks to acquire Dominion Energy Questar Pipeline, LLC (“Questar”), a pipeline operator owned by Dominion Energy Inc. (“Dominion”). That day and the next day, the Icahn Parties repeatedly attempted to reach CEO Hester to discuss the report but received no answer. On October 5, 2021, the Icahn Parties issued an open letter regarding the Questar transaction, stating: “During the past few years, management of SWX has made a number of egregious errors at the expense of shareholders. However, the purchase of Questar you are currently being rumored to make at the price you are willing to pay will make all past errors pale in comparison. The purchase will result in serious diminution of shareholder value.”

33. Later that same day, SWX announced that it had entered into an agreement with Dominion to acquire Questar for a purchase price of nearly $2 billion, nearly all of which is to be paid in cash. In addition to its timing, several aspects of the Questar deal support that the Board’s motive in acquiring this company was so that the transaction could serve as a type of “poison pill” to keep potential acquirers at bay. Indeed, the Board’s conduct led at least one analyst to conclude that the Questar acquisition is likely “defensive” in nature.

34. The most glaring red flag in the Questar transaction is the price, which is facially excessive and wasteful. Just a few months earlier, in July 2021, Berkshire Hathaway Energy Company (“Berkshire Hathaway”)—a highly sophisticated pipeline operator—abandoned its plans to acquire Questar for a price of $1.7 billion. Berkshire Hathaway’s price no doubt reflected significant synergies, as it already had a substantial western United States natural gas transmission business and, in addition, was in the process of acquiring substantially all of Dominion’s gas transmission and storage operating segment assets. Yet, although SWX is not a pipeline operator and cannot expect to benefit from any significant synergies, it inexplicably offered to acquire Questar for $300 million more than the synergistic price agreed to by Berkshire Hathaway. This overpayment is significant, representing approximately $5 per SWX share.

35. SWX’s decision to pay more than the price Berkshire Hathaway walked away from is even more inexplicable given that SWX outbid at least one strategic bidder who, unlike Questar, would have enjoyed significant synergies. In fact, even Dominion, the seller, publicly conceded in an analysts’ call on August 6, 2021 that Questar was not the type of “midstream” pipeline asset that would be a “rocket ship” of value. Instead, in order to “moderate” price expectations, it stressed that Questar was “utility like” and thus its value would not change much.

36. The Board’s decision to structure the transaction in a manner that does not require stockholder approval is also telling. If the Board was confident in the merits of its decision to acquire Questar, including the purchase price, it could and would have sought stockholder approval for the transaction. Instead, the Board again chose not to hold itself accountable to stockholders.

37. In connection with the Questar deal, the Board was advised by Lazard, a sophisticated financial advisor that is far from naïve and must have known that the $2 billion price tag was excessive. But Lazard is also an investment bank known for its close ties to CEOs, and its fee is likely tied to the completion of a transaction by SWX. In other words, Lazard gets more money if SWX completes a deal, and it likely maximizes its fee by ensuring that SWX does the most expensive deal it can.

38. While Lazard’s motivations are explainable, what would explain the Board’s agreement to overpay for Questar by at least $300 million? The answer is simple: entrenchment. Indeed, as discussed further below, the Questar acquisition also provides the Board with the opportunity to further entrench itself by financing the transaction through approximately $1 billion in stock sales to friendly acquirers. Further, as noted above, with less than 1% of the Company’s stock, the Board is not economically impacted by its waste of $300 million. Indeed, this overpayment represents a diminution of approximately $5 per SWX share, which—given Mr. Hester’s ownership of just 91,000 shares (representing 0.0015% of the Company)— is the equivalent of less than one month of Mr. Hester’s pay. In fact, by acquiring Questar, Mr. Hester may even be in a position to argue that he should be paid more now that he is running a much larger company. In other words, a disaster for the public stockholders could well be a financial bonanza for Mr. Hester.

D.	Plaintiffs Commence a Proxy Contest to Replace the Entire Board; Plaintiffs’ Affiliate Also Commences a Tender Offer.

39. Shortly after the Questar acquisition was announced, SWX stated that it plans to finance the Questar acquisition in part by selling approximately $1 billion in equity or equity-like instruments, an issuance that would represent approximately 25% of the public float based on SWX’s then-current stock price of approximately $68 per share.

40. In October and November 2021, in the wake of the Questar acquisition announcement and the Board’s stated financing plans, the Icahn Parties had several conversations with CEO Hester and issued multiple open letters to the Board and to SWX’s stockholders regarding the acquisition and the Icahn Parties’ concerns that the Board would issue undervalued shares to “friends” rather than conduct a rights offering in which all stockholders could participate pro rata, thus avoiding involuntary dilution. In these communications, the Icahn Parties offered to backstop such a rights offering, at no fee, and to share that opportunity with any existing stockholders who so desire, to ensure that SWX received the entire $1 billion needed to finance the Questar acquisition. The Icahn Parties also offered to provide all of the needed financing, at no fee, at a price of $75 per share, or potentially a higher price if the Company received a bona fide superior offer. Further, to alleviate concerns regarding control, the Icahn Parties agreed to waive their voting rights with respect to any shares in excess of 20% of the Company’s outstanding voting shares.

41. As noted above, on October 5, 2021, after the Icahn Parties had acquired approximately 4.9% of the Company, SWX announced its agreement to acquire Questar for approximately $2 billion. On October 7, 2021, Mr. Icahn spoke with CEO Hester by phone and indicated that the proposed Questar acquisition—and in particular the planned greater than 25% equity and equity-linked issuance, without a stockholder vote—would depress the valuation of the Company and be massively dilutive. Mr. Icahn also indicated that it was imperative that the Company not place the depressed equity with “friends,” but rather that SWX conduct a pro rata rights offering in which all stockholders could participate. Mr. Icahn further indicated that he would be willing to backstop such a rights offering.

42. Before ending the call, Mr. Icahn and Mr. Hester agreed that they would do nothing further until after a follow-up conversation, which was scheduled to take place on October 13, 2021. Notwithstanding this agreement, on Sunday, October 10, 2021, the Board authorized the Company to adopt a “Rights Agreement”—i.e., a poison pill—which prevents the Icahn Parties from acquiring more than 10% of the Company’s outstanding shares. SWX announced the poison pill the next day, on October 11, 2021.

43. On October 11, 2021, the Icahn Parties filed for HSR approval to acquire more SWX shares.

44. On October 13, 2021, Mr. Icahn and CEO Hester spoke by telephone, as scheduled on October 7, 2021. Mr. Icahn requested information regarding the Company’s plans regarding issuing equity and sought assurance that the Company would issue equity only in a rights offering in which all of the Company’s stockholders could participate pro rata, rather than a private placement that would benefit only some of the Company’s stockholders. Mr. Hester was unwilling to provide any concrete answers regarding the rights offering and refused to provide any guarantee that the Company would not conduct a private placement of the Company’s equity with “friends” of the Board. Though Mr. Hester was unwilling to provide concrete answers, he did state that the Board may make a decision regarding the Questar financing as soon as November. In response, Mr. Icahn indicated that, given the Company’s history of undertaking damaging corporate actions, he was not willing to risk having additional time pass before providing another option to the Company’s stockholders and indicated that he would be making an offer for the Company immediately.

45. On October 14, 2021, the Icahn Parties issued an open letter to the Company’s stockholders announcing their intent, through one or more affiliates, to launch a proxy contest to replace the entire SWX Board. In that letter, the Icahn Parties also announced their intent, through one or more affiliates, to commence a tender offer for any and all of the outstanding shares of common stock of the Company at a price of $75 per share in cash.

46. The October 14, 2021 letter also reiterated the Icahn Parties’ concerns regarding the Company’s planned equity issuance to friends, stating: “We fear the Questar deal can be explained only by management’s desire to empire build and entrench themselves with a deal that requires the issuance of “common equity and equity-linked instruments of $900 million – $1 billion” at ridiculously low prices to “cherry-picked” friends who will be blindly supportive of Hester and his team, regardless of what other value-destructive deals they pursue.”

47. On October 18, 2021, the Board announced that it had adopted Amended and Restated Bylaws (the “Bylaws”). Tellingly, the only amendments made were to Sections 2.10 and 3.3—the provisions governing stockholder proposals and the nomination of directors. The amendments newly require nominees to execute a written questionnaire and a written agreement and to make various additional disclosures that were not required by the previously-existing bylaws.

48. On October 21, 2021, Citigroup published a research note detailing a conversation its analysts had with management of SWX. According to Citigroup: “[M]anagement seemed open if a large investor wanted to make a block investment in the company. In our view, this could come in two forms: 1) direct investment in Centuri . . . 2) PIPE or block share sale at SWX. A large investor (most likely friendly) may want to buy into the holding company at a reasonable price.”

49. On October 22, 2021, in preparation for their proxy contest, Plaintiffs served a books and records demand letter pursuant to 8 Del. C. § 220, seeking records regarding the Company’s stockholders. Plaintiffs served a revised books and records demand on November 1, 2021 (the “Stocklist Demand”). In its response, SWX agreed to produce “certain” records, without specifying which specific records it would and would not provide. It took multiple written requests before the Company confirmed the agreed scope of its production.

50. On October 25, 2021, the Icahn Parties again raised their concerns about a planned equity issuance to friends in an open letter, stating: “If SWX must complete the ill-advised Questar Pipelines deal and intends to follow through on its plan to issue up to $1 billion in equity and equity-linked securities, a rights offering to all existing shareholders is the best way to ensure that existing shareholders are not massively diluted.”

51. In the October 25, 2021 letter, the Icahn Parties also formally offered, through one or more affiliates, to backstop the rights offering and to finance the entire Questar acquisition at a price of $75 per share. As stated in the letter: “We hereby offer again to backstop such a rights offering at whatever per share price the board determines—without a fee—so that SWX will be guaranteed to receive the full $1 billion it needs. Although we believe a rights offering would be the most beneficial structure for all existing shareholders, if for whatever reason you disagree, we would be willing – and are hereby offering – to provide all of the equity financing at $75.00 per common share. We would also be willing to consider providing this financing at a per share price higher than $75.00 if SWX should receive a bona-fide superior offer from any other shareholder or third party.”

52. Anticipating potential concerns regarding control, the October 25, 2021 letter also stated: “If we are called upon to fund our backstop commitment (thereby purchasing more than our pro-rata share of the new stock) or otherwise acquire shares from SWX in a financing transaction, we would also agree, if the new shares, when added to our existing position, would result in us holding more than 20% of the company’s outstanding voting shares, to waive our voting rights with respect to all shares we hold in excess of 20%.”

53. Neither SWX nor its Board ever responded to the offer made in the Icahn Parties’ October 25, 2021 letter.

54. On October 27, 2021, Plaintiffs’ affiliate, IEP Utility, commenced a tender offer for any and all of the outstanding shares of common stock of the Company at a price of $75 per share in cash.

55. On November 9, 2021, SWX filed a Schedule 14D-9 in which it stated: “The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders.” Among other things, the Board stated that its two financial advisors, Lazard and Moelis & Company LLC, had provided opinions concluding that “the Offer was inadequate from a financial point of view.” Accordingly, the Board recommended that stockholders “REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.”

56. Upon information and belief, Lazard knew that, in order to finance an all-cash acquisition of Questar at nearly $2 billion, SWX would need to raise at least a portion of the purchase price by issuing equity at a market valuation that did not reflect the Company’s true value. Thus, upon information and belief, Lazard either deliberately withheld information regarding SWX’s true valuation from the Board, or the Board deliberately misled stockholders regarding the adequacy of a $75 per share price.

57. Belying the Board’s claim that the $75 per share tender offer price was “inadequate” and “undervalues the Company,” the Schedule 14D-9 also disclosed that, in September 2021, the Company had sold approximately 700,000 shares through an at-the-market offering at prices well below $75:

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)
Southwest Gas Holdings, Inc.	9/1/2021	71,015	$71.33	$70.15-71.76
Southwest Gas Holdings, Inc.	9/2/2021	65,533	$71.78	$71.45-72.08
Southwest Gas Holdings, Inc.	9/3/2021	69,775	$71.48	$71.00-71.78
Southwest Gas Holdings, Inc.	9/7/2021	48,771	$70.85	$70.22-71.55
Southwest Gas Holdings, Inc.	9/8/2021	81,393	$71.60	$70.50-72.11
Southwest Gas Holdings, Inc.	9/9/2021	32,751	$70.75	$70.14-71.88
Southwest Gas Holdings, Inc.	9/10/2021	34,479	$69.17	$68.66-70.52
Southwest Gas Holdings, Inc.	9/13/2021	77,906	$69.28	$68.66-70.01
Southwest Gas Holdings, Inc.	9/14/2021	76,499	$69.19	$68.85-69.74
Southwest Gas Holdings, Inc.	9/15/2021	8,181	$69.36	$69.03-69.53
Southwest Gas Holdings, Inc.	9/17/2021	84,776	$68.23	$68.00-69.00
Southwest Gas Holdings, Inc.	9/20/2021	800	$68.02	$68.00-68.07
Southwest Gas Holdings, Inc.	9/23/2021	27,700	$68.09	$68.00-68.27
Southwest Gas Holdings, Inc.	9/24/2021	1,400	$68.03	$68.00-68.10

58. That same day, the Company issued a press release denouncing the $75 tender offer as “coercive” and “inadequate.” The Board did not explain how or why the tender offer was inadequate given its own at-the-market sales at less than $70 per share just a few weeks earlier. Indeed, it is hard to see how Defendants’ position that $75 per share undervalues the Company is anything other than an admission that they committed corporate waste through their at-the-market sales at lower prices.

59. Also on November 9, 2021, SWX announced that it had expanded the size of its Board from ten to twelve directors, and that two new directors had been appointed effective as of January 1, 2022. The Board also announced that directors Melarkey and Comer would not stand for re-election at the 2022 Annual Meeting and that, at that time, the size of the Board would be decreased from twelve to ten directors.

60. On November 11, 2021, the Icahn Parties issued another open letter to the Board in which they noted that the Board had not responded to its October 25, 2021 offer to provide SWX with $1 billion of financing at a minimum of $75 per share. The letter further stated that, rather than respond, the Board had “enabled management to signal that the company might issue a huge block of stock at bargain-basement prices to one or more friendly parties that would presumably protect management from any and all accountability in the future.” The Icahn Parties reiterated that they “stand ready to negotiate” regarding the financing offer, that they “have no need of financing or due diligence,” and that they “will respond to any proposals within 24 hours.”

61. Neither SWX nor its Board responded to the Icahn Parties’ November 11, 2021 letter.

62. As discussed further below, on November 15, 2021, Plaintiff Icahn Partners timely provide notice of its intent to nominate ten candidates (the “Nominees”) for election to the Board at the 2022 annual meeting of stockholders (the “Annual Meeting”).

63. Mr. Icahn and CEO Hester spoke again on November 24, 2021. In that call, Mr. Icahn pressed Mr. Hester to agree that if the Company decided to place equity with others at less than $75 per share it would give the Icahn Parties sufficient prior notice so that they could increase their offer and/or take action regarding the placement. Mr. Hester would not provide such an assurance.

E.	The Board Takes a Series of Defensive Measures Designed to Thwart Plaintiffs’ Proxy Contest and Improperly Swing the Vote at the 2022 Annual Meeting.

64. As noted above, the Icahn Parties offered to provide fee-free financing by purchasing SWX shares at a significant premium to market, and to waive voting rights for any shares they might acquire in excess of 20% of the voting power of the Company. A board acting in stockholders’ best interest would seriously consider— and certainly would not ignore—an offer to obtain the cheapest possible financing. Indeed, the Board could even use the offer as a free “stalking horse” bid that might turn up other bidders. Yet, the Icahn Parties’ offer has been met with deafening silence, demonstrating that the Board is more concerned with entrenchment than acting in stockholders’ best interests.

65. Meanwhile, the Board also took a series of defensive measures to thwart Plaintiffs’ proxy contest and prevent stockholders from participating in a fair election. As discussed above, on October 10, 2021, the Company adopted a poison pill, preventing the Icahn Parties from acquiring more than 10% of the Company’s outstanding shares. Further, on October 18, 2021, after the Icahn Parties had announced a forthcoming proxy contest to replace the entire Board, the Board announced that it had amended the Company’s Bylaws, and in particular the provisions governing the nomination of directors. The Board also sought to occasion needless delay by inexplicably refusing to confirm which documents it would produce in response to Plaintiffs’ Stocklist Demand.

66. Worse still, the Board has refused to confirm that it will not offer up to $1 billion of equity at below-market prices to “friends.” Given the surrounding circumstances—including the Icahn Parties’ standing offer to purchase shares at a premium-to-market price of $75 per share—the only possible reason for the Board to sell undervalued shares to friends and insiders is to dilute the Icahn Parties and rig the upcoming election of directors in their favor.

67. The Board’s ballot-stuffing initiative has the potential to materially sway the outcome of Plaintiffs’ proxy contest. SWX currently has approximately 60 million shares outstanding, with a market price that has recently hovered at around $68 per share. One billion dollars of equity sales at a price of $68 per share would amount to approximately 15 million shares, representing approximately 25% of the public float. Even assuming that SWX were to raise only $500 million of equity (with the rest of the purchase price financed through the sale of 20% of Centuri, as the Company has hinted it might to do), it would still need to sell approximately 7.5 million shares, representing approximately 12.5% of the existing float. A block like that can easily swing the average proxy contest.

F.	The Board Improperly Rejects Plaintiffs’ Special Meeting Proposal.

68. On November 15, 2021, Plaintiff Icahn Partners1 timely provided Notice to the Company of its intent to nominate ten Nominees for election to the Board at the 2022 Annual Meeting (the “Notice”). However, because SWX is a regulated entity, certain regulatory approvals may be required before a majority of the Board can be replaced. Thus, the Notice also informed the Company of Plaintiff’s intent, in the event that its Nominees are unable to be elected and seated at the 2022 Annual Meeting as a result of not having received required regulatory approvals, to put forth at the Annual Meeting a proposal asking stockholders to call a special meeting to elect Plaintiff’s Nominees, with such special meeting to be held no later than 45 days after the receipt of the regulatory approvals (the “Special Meeting Proposal”). In addition, the Notice informed the Company of Plaintiffs’ intent to put forth a proposal undoing any further amendments to the Bylaws that the Board may adopt to interfere with Plaintiffs’ proxy contest (the “Bylaw Restoration Proposal”).

69. By letter dated November 18, 2021, SWX rejected the Special Meeting Proposal, stating: “[T]he substance of the Special Meeting Proposal does not comply with the Company’s Certificate of Incorporation, Bylaws or Delaware law, and the Company will not permit a vote to be taken on the proposal.” SWX conspicuously provided no explanation for this conclusion.

[1]

Icahn Partners, a stockholder of record of SWX, delivered the Notice in order to comply with Sections 2.10 and 3.3 of the Bylaws, which (atypically, and no doubt as a further entrenchment device) state that only “a stockholder of record” can nominate directors and bring business before a stockholder meeting.

70. Plaintiff Icahn Partners responded to the Board’s improper rejection of the Special Meeting Proposal by letter dated November 19, 2021. The letter stated: “We dispute the Company’s conclusory assertion that ‘the Special Meeting Proposal does not comply with the Company’s Certificate of Incorporation, Bylaws or Delaware law’ and object to the Company’s stated refusal to permit stockholders the opportunity to vote on the Special Meeting Proposal. Please immediately confirm that the Company will permit a vote on the Special Meeting Proposal to go forward or provide the basis for the Company’s statement regarding purported non-compliance. In particular, please identify the specific provisions of the Company’s Certificate of Incorporation and Bylaws and the specific statute or other law that you believe the Special Meeting Proposal violates and explain how or why you believe the Special Meeting Proposal violates such provision(s) or law.”

71. SWX’s counsel responded in an email dated November 22, 2021 and again refused to provide any support for SWX’s position. The email stated: “With respect to your request with regarding the Special Meeting proposal, Southwest Gas believes that the proposal is both procedurally and substantively defective under the Company’s governing documents and Delaware law. We encourage the Icahn Parties to examine it with care with your own legal advisors.”

72. Plaintiff Icahn Partners responded later that day, stating: “We disagree with the Company’s position with respect to the Special Meeting Proposal, which appears to be entirely unfounded as evidenced by the Company’s repeated refusal to state the basis for its conclusion. Accordingly, we intend to include the proposal in our proxy statement and reserve all rights, including the right to take all appropriate legal actions.”

73. In fact, the Special Meeting Proposal complies in all respects with SWX’s governing documents and all applicable laws, none of which purports to proscribe the substance of a proposal that a stockholder intends to propose in its own proxy statement.

74. First, despite SWX’s contention that the Special Meeting Proposals fails to comply with the Certificate of Incorporation, there is nothing in the Certificate of Incorporation that bears on the submission of stockholder proposals.

75. Second, the Notice complies in all respects with the Bylaws. Section 2.10 of the Bylaws governs the submission of proposals by stockholders at stockholder meetings. Pursuant to Section 2.10(a), “a stockholder of record” may bring business before a meeting of stockholders as long as the stockholder “complies with the procedures set forth herein.” Plaintiff Icahn Partners is a stockholder of record and complied with the procedures set forth in Section 2.10.

76. Significantly, Section 2.10 does not proscribe the substance of the proposals that stockholders may bring before a meeting—and certainly not the substance of proposals that stockholders wish to include in their own proxy statements. Rather, Section 2.10(b) contains two procedural requirements, both of which were satisfied here.

77. First, Section 2.10(b) states that, in order for a stockholder to properly bring business before an annual meeting, “the stockholder must have given timely notice [of the business] in writing to the Secretary of the Corporation.” Specifically, the notice “must be delivered to the Secretary at the principal executive office of the Corporation not less than one hundred and twenty (120) calendar days prior to the first anniversary of the date on which the Corporation first mailed, or made available, as applicable, its proxy materials . . . for the previous year’s annual meeting.”

78. Here, Plaintiff’s Notice was timely. The Company first made its proxy materials for the 2021 annual meeting available on March 22, 2021. Thus, under Section 2.10, the Notice had to be delivered not less than 120 days prior to March 22, 2022, i.e., by November 22, 2021. As noted above, the Notice was delivered on November 15, 2021, one week before this deadline. Further, the Notice was properly delivered to the Secretary of SWX. Though Section 2.10 does not specify the manner of delivery, the Notice was sent by certified mail and e-mail.

79. The second procedural requirement in Section 2.10(b) states that, in order for a stockholder to properly bring business before an annual meeting, the Notice must set forth certain specified information. Specifically, Section 2.10(b) states, in relevant part:

A stockholder’s notice to the Secretary . . . shall set forth

(1)	the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the name and address of the beneficial owner, if any, on whose behalf the notice is given;

(2)

the class and number of shares of the Corporation which are owned beneficially and of record by the stockholder giving notice, by the beneficial owner, if any, on whose behalf the notice is given, by any Stockholder Associated Person (as defined below) and by any member of such stockholder’s immediate family sharing the same household;

(3)

as to the stockholder giving the notice, any Stockholder Associated Person and any member of such stockholder’s immediate family sharing the same household, whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement, or understanding (including, but not limited to, any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss or increase profit to or manage the risk or benefit of stock price changes for, or to increase or decrease the voting power of, such stockholder, such Stockholder Associated Person, or family member with respect to any share of stock of the Corporation (each, a “Relevant Hedge Transaction”);

(4)

any proxy, contract, arrangement, understanding, or relationship pursuant to which the stockholder giving the notice, any Stockholder Associated Person or any member of such stockholder’s immediate family sharing the same household have any right to vote any class or series of shares of the Corporation; and

(5)

as to the stockholder giving the notice, any Stockholder Associated Person or any member of such stockholder’s immediate family sharing the same household, to the extent not set forth pursuant to the preceding clauses, (i) whether and the extent to which such stockholder, Stockholder Associated Person, or family member has direct or indirect beneficial ownership of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (a “Derivative Instrument”), (ii) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder, Stockholder Associated Person, or family member that are separated or separable from the underlying shares of the Corporation, (iii) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, Stockholder Associated Person, or family member is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (iv) any performance-

related fees (other than an asset-based fee) that such stockholder, Stockholder Associated Person, or family member is entitled to, based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date).

80. The Notice included all of the information required by the preceding paragraph.

81. Section 2.10(b) further states:

With respect to stockholder proposals relating to director nominations pursuant to Section 3.3, in addition to the information above, the stockholder’s notice shall set forth as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address, and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Corporation which are beneficially owned by the person, (iv) a statement whether such person, if elected, intends to tender a resignation effective upon such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation’s Corporate Governance Guidelines, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

With respect to stockholder proposals not relating to director nominations, in addition to the information above, the stockholder’s notice shall set forth (x) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; and (y) any material interest of the stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made, in such proposal.

82. The Special Meeting Proposal is not a stockholder proposal relating to director nominations pursuant to Section 3.3 of the Bylaws. It thus properly included the information required in the second sentence of the preceding paragraph. However, even if the Company were to assert that the Special Meeting is a proposal relating to director nominations pursuant to Section 3.3 of the Bylaws, because the Notice also nominated ten directors for election at the 2022 Annual Meeting, it also included the information required by the first sentence of the preceding paragraph.

83. Although the Bylaws do not regulate the substance of any stockholder proposal, here, the Special Meeting Proposal also complies with Section 2.3, which governs special meetings. That section provides that “a special meeting of the stockholders of the Corporation may be called at any time, for any purpose or purposes . . . by the holders of not less than one-third (1/3) of the voting shares then issued and outstanding;” and that “[e]ach call for a special meeting of the stockholders shall state the time, place, and the purpose of such meeting.”

84. The Company’s rejection of the Special Meeting Proposal constitutes a breach of the Bylaws. Further, the Company’s refusal to state the basis for its rejection deprived Plaintiffs of the opportunity to correct any alleged deficiencies. Plaintiffs deliberately delivered the Notice on November 15, 2021, one week before the November 22, 2021 deadline, so as to have sufficient time to correct any alleged deficiencies that may be identified by the Company. However, rather than explain the basis for its rejection of the Special Meeting Proposal, the Company simply declared that it was “procedurally and substantive defective” and directed Plaintiffs to their own legal counsel.

85. The Company’s refusal to provide any support for its rejection of the Special Meeting Proposal confirms that there is no basis for its position. Indeed, it is telling that the Company made no similar claim with respect to the Bylaw Restoration Proposal, which is subject to identical procedures.

G.	The Board Seeks to Improperly Sway the Proxy Contest By Threatening to Trigger $3 Billion in Proxy Puts.

86. The Director Defendants have further sought to impede Plaintiffs’ proxy campaign by refusing to take action to ensure that the election of Plaintiff Icahn Partners’ Nominees will not constitute a change in control and thus trigger an event of default in certain of the Company’s credit agreements and debt instruments (the “Proxy Puts”). If triggered, the Proxy Puts would subject the Company to the immediate acceleration and/or mandatory repurchase of nearly $3 billion in outstanding borrowings, plus penalty premium(s) and interest.

87. The Proxy Puts are embedded in a series of credit agreements and debt instruments identified by the Company in its Schedule 14D-9: (i) a Term Loan Agreement, dated March 23, 2021, between SWG, as the borrower, and The Bank of New York Mellon, as the administrative agent; (ii) an Amended and Restated Revolving Credit Agreement, dated April 10, 2020, between the Company, as the borrower, and The Bank of New York Mellon, as administrative agent; (iii) an Amended and Restated Revolving Credit Agreement, dated April 10, 2020, between SWG, as the borrower, and The Bank of New York Mellon, as administrative agent; (iv) letters of credit issued by SWG in connection with the Industrial Development Revenue Bonds relating to Clark County, Nevada and City of Big Bear Lake, California; (v) a 364-Day Term Loan Credit Agreement, dated November 1, 2021, between the Company, as the borrower, and JPMorgan Chase Bank, N.A., as the administrative agent (together, the “Debt Documents”); and (vi) SWG’s 6.10% Senior Notes due 2041 (the “2041 Notes”).

88. As the Company warned in its Schedule 14D-9, the change-in-control provisions in these agreements are triggered when, inter alia, “a majority of the Board are not the ‘Incumbent Board,’ which is defined as members of the Board as of the effective date of the applicable Debt Document or the date on which the 2041 Notes were issued, as applicable, or who subsequently became directors and whose election or nomination for election was approved by the majority of the Incumbent Board.”

89. The triggering of the change-in-control provisions in the Debt Documents and 2041 Notes, in turn, are defined by the agreements to constitute an event of default, such that “(i) the applicable agent and lenders or letter of credit issuers under such Debt Documents [will have] the right to exercise remedies, including to accelerate amounts owing under such Debt Documents, and (ii) under the 2041 Notes, [SWG] will be required to make an offer to repurchase all of the outstanding 2041 Notes at a price equal to 100% of the principal amount of the 2041 Notes outstanding plus a premium equal to 1% of such principal amount, together with accrued and unpaid interest.”

90. The Company has also disclosed the following other notes issuances (together with the 2041 Notes, the “SWG Notes”), which contain cross-acceleration provisions triggered when, inter alia, amounts owed under the Debt Documents or the 2041 Notes are accelerated following a “change of control” thereunder: (i) SWG’s 3.70% Senior Notes due 2028; (ii) SWG’s 4.15% Senior Notes due 2049; (iii) SWG’s 2.20% Senior Notes due 2030; (iv) SWG’s 3.18% Senior Notes due 2051; (v) SWG’s 3.875% Senior Notes due 2022; (vi) SWG’s 4.875% Senior Notes due 2043; (vii) SWG’s 3.8% Senior Notes due 2046; and (viii) SWG’s 8% Debenture due 2026 (clauses (i)-(viii).

91. According to the Company’s disclosures, if debt is accelerated under any of the Company’s aforementioned debt obligations, “(x) the holders of more than 25% in principal amount of the applicable series of other Notes at the time outstanding would have the right to accelerate all such Notes of such series then outstanding, and (y) the applicable agents and requisite banks would have the right to accelerate any indebtedness under any other applicable Debt Documents then outstanding.”

92. The Company has disclosed that, as of September 30, 2021, the amounts subject to acceleration pursuant to the Proxy Puts are: (i) $553.4 million under the Debt Documents; (ii) $125 million under the 2041 Notes; and (iii) $2.225 billion under the other SWG Notes. The acceleration of nearly $3 billion in debt— excluding interest and/or applicable premiums—would be devastating for the Company.

93. Indeed, the Company acknowledges in its Schedule 14D-9 that “the Company’s liquidity and ability to operate its business could be materially and adversely impacted” by the acceleration of its debt, while at the same time refusing to “assure stockholders that any waiver or amendment of such change in control provisions would be obtainable or that any replacement credit facility, replacement letters of credit, or other financing would be available.”

94. As noted above, the Proxy Puts will be triggered if Plaintiffs’ proxy contest results in fewer than a majority of incumbent directors remaining on the Board. Luckily, there is any easy way for the Board to avoid triggering the Proxy Puts and financially devastating the Company. As noted above, the term “Incumbent Board” is defined to include new directors “whose election or nomination for election was approved by the majority of the Incumbent Board.” Thus, the Board can avoid triggering the Proxy Puts simply by approving the Nominees in advance of their election as directors. “Approval” means only that the Board approves the Nominees as continuing directors for purposes of the outstanding Debt Documents and SWG Notes, should a majority of the Nominees win election.

95. Rather than take the simple step of approving the Nominees, the Director Defendants have instead included detailed information about the devastating consequences of triggering the Proxy Puts in their Schedule 14D-9, no doubt in an effort to thwart Plaintiffs’ proxy contest by scaring stockholders into believing that the Company would have to immediately pay back $3 billion in debt if the Nominees are elected. The Board will no doubt continue to use the threat of default in the proxy contest to pressure stockholders into supporting the incumbents, regardless of the merits of Plaintiffs’ Nominees.

96. The Board’s refusal to approve the Nominees serves no corporate interest and has no purpose other than to maintain the Director Defendants in office, irrespective of the will of stockholders.

COUNT I

BREACH OF FIDUCIARY DUTY:

INJUNCTIVE RELIEF PROHIBITING

SALE OF STOCK TO FRIENDLY PARTIES

97. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

98. The Board’s primary purpose in issuing stock to friendly parties is to dilute Plaintiffs’ interest in the Company, unfairly rig the election of directors in the incumbent directors’ favor and preserve the Director Defendants’ Board seats and control over the Company.

99. The sale of stock to friendly acquirers for the aforementioned purpose constitutes a breach of the Director Defendants’ fiduciary duties.

100. Despite repeated requests by the Icahn Parties, the Board has refused to provide any assurance that it will not sell stock to friendly parties.

101. To prevent the immediate irreparable harm of potentially losing a proxy contest due to Defendants’ unlawful sale of stock, Plaintiffs request temporary, preliminary, and permanent injunctive relief prohibiting Defendants from selling any SWX stock to parties who Defendants know or reasonably should know are likely to support the incumbent directors in the upcoming election. At a minimum, the Court should require Defendants to provide Plaintiffs reasonable notice before they engage in any such sale so that Plaintiffs can take appropriate actions, including but not limited to seeking a preliminary injunction.

102. Plaintiffs have no adequate remedy at law.

COUNT II

BREACH OF FIDUCIARY DUTY:

INJUNCTIVE RELIEF PROHIBITING

SALE OF UNDERPRICED STOCK

103. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

104. The Icahn Parties have offered to finance the Quester acquisition by buying up to $1 billion of SWX common stock at a price of $75 per share, and potentially at an even higher price in the event the Company receives a bona fide superior offer.

105. To address concerns over control, the Icahn Parties have agreed to waive voting rights for any SWX shares they may acquire in excess of 20% of the Company’s outstanding shares.

106. Given the Icahn Parties’ offer, the Board has no legitimate reason to finance the Questar acquisition by selling stock at a price that is less than $75 per share, and any such sale would constitute a breach of the Director Defendants’ fiduciary duties and waste.

107. The sole reason for the Board to sell stock at less than $75 per share is to ensure that as much stock as possible ends up in friendly hands so that the Director Defendants can improperly tilt the proxy contest in their favor.

108. Despite repeated requests by the Icahn Parties, the Board has refused to provide any assurance that it will not sell stock at a price that is less than $75 per share.

109. To prevent the immediate irreparable harm of potentially losing a proxy contest due to Defendants’ unlawful sale of stock, Plaintiffs request temporary, preliminary, and permanent injunctive relief prohibiting Defendants from selling any SWX stock to anyone at a price that is below $75 per share or such other higher price as the Icahn Parties may offer. At a minimum, the Court should require Defendants to provide Plaintiffs reasonable notice before they engage in any such sale so that Plaintiffs can take appropriate actions, including but not limited to seeking a preliminary injunction.

110. Plaintiffs have no adequate remedy at law.

COUNT III

DECLARATORY JUDGMENT THAT THE SALE OF STOCK

TO FRIENDLY PARTIES OR AT LESS THAN $75 PER SHARE

WOULD CONSTITUTE A BREACH OF FIDUCIARY DUTY.

111. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

112. The Director Defendants owe SWX and its stockholders (including Plaintiffs) fiduciary duties of loyalty and care.

113. The sale of SWX stock at less than the $75 offered by the Icahn Parties would constitute a breach of the Director Defendants’ fiduciary duties and waste.

114. The sale of SWX stock to friendly parties for the purpose of tilting the proxy contest would constitute a breach of the Director Defendants’ fiduciary duties.

115. Despite repeated requests by the Icahn Parties, the Board has refused to provide any assurance that it will not sell stock to friendly parties or that it will not sell stock at a price that is less than $75 per share.

116. An actual controversy of sufficient immediacy exists between Plaintiffs and Defendants and a judicial determination is necessary and proper to resolve the controversy and determine the parties’ respective rights and obligations.

117. Accordingly, Plaintiffs request a declaratory judgment that the sale of SWX stock to parties who Defendants know or reasonably should know are likely to support the incumbent directors in the upcoming election for the purpose of tilting the proxy contest in the Director Defendants’ favor, and that the sale of SWX stock to anyone at a price that is less than $75 per share or such other higher price as the Icahn Parties may offer would constitute a breach of the Director Defendants’ fiduciary duties.

COUNT IV

BREACH OF FIDUCIARY DUTY:

INJUNCTIVE RELIEF BARRING DEFENDANTS FROM PREVENTING

A STOCKHOLDER VOTE ON THE SPECIAL MEETING PROPOSAL

118. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

119. The Special Meeting Proposal complied in all respects with SWX’s Bylaws and all other applicable laws and requirements.

120. Defendants have rejected the Special Meeting Proposal and stated that they will not permit a vote to be taken on the Special Meeting Proposal at the 2022 Annual Meeting.

121. Defendants’ sole motive in rejecting the Special Meeting Proposal, in violation of the Bylaws, is to thwart Plaintiffs’ proxy contest.

122. Defendants’ rejection of the Special Meeting Proposal constitutes a violation of the Company’s Bylaws and a breach of the Director Defendants’ fiduciary duties.

123. Defendants’ refusal to inform Plaintiff Icahn Partners of the basis for their rejection of the Special Meeting Proposal further constitutes a breach of the Director Defendants’ fiduciary duties in that it deprived Plaintiff of the opportunity to remedy alleged defects prior to the deadline set forth in the Bylaws.

124. To avoid the irreparable harm of being deprived of the right to submit the Special Meeting Proposal for a vote at SWX’s 2022 Annual Meeting and of the Company’s stockholders being denied the right to vote on the Special Meeting Proposal, Plaintiffs seek preliminary and permanent injunctive relief (i) barring Defendants from ruling the Special Meeting Proposal out of order or otherwise not allowing and counting votes on such proposal, or (ii) alternatively, barring Defendants from ruling the Special Meeting Proposal out of order or otherwise not allowing and counting votes on such proposal unless and until Defendants first identify and explain the alleged defects and allow Icahn Partners a reasonable opportunity to cure and/or to seek a final ruling of the Court on whether the Special Meeting Proposal was deficient.

125. Plaintiffs have no adequate remedy at law.

COUNT V

DECLARATORY JUDGMENT THAT THE SPECIAL MEETING

PROPOSAL COMPLIED WITH ALL REQUIREMENTS AND THAT THE

REJECTION OF THE SPECIAL MEETING PROPOSAL AND THE

FAILURE TO EXPLAIN THE BASIS FOR THE REJECTION

CONSTITUTE BREACHES OF FIDUCIARY DUTY

126. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

127. The Special Meeting Proposal complied in all respects with SWX’s Bylaws and all other applicable laws and requirements.

128. Defendants have rejected the Special Meeting Proposal and stated that they will not permit a vote to be taken on the Special Meeting Proposal at the 2022 Annual Meeting.

129. Defendants’ sole motive in rejecting the Special Meeting Proposal, in violation of the Bylaws, is to thwart Plaintiffs’ proxy contest.

130. Defendants’ rejection of the Special Meeting Proposal constitutes a violation of the Company’s Bylaws and a breach of the Director Defendants’ fiduciary duties.

131. Defendants’ refusal to inform Plaintiff Icahn Partners of the basis for their rejection of the Special Meeting Proposal further constitutes a breach of the Director Defendants’ fiduciary duties in that it deprived Plaintiff of the opportunity to remedy alleged defects prior to the deadline set forth in the Bylaws.

132. An actual controversy exists between the parties and a judicial determination is necessary and proper to resolve the controversy and determine the parties’ respective rights and obligation.

133. Accordingly, Plaintiffs seek a declaratory judgment that (i) the Special Meeting Proposal complies with the Bylaws and all applicable laws and requirements; (ii) Defendants’ rejection of the Special Meeting Proposal constitutes a violation of the Company’s Bylaws; (iii) Defendants’ rejection of the Special Meeting Proposal constitutes a breach of the Director Defendants’ fiduciary duties; and (iv) Defendants’ refusal to explain the basis for their rejection of the Special Meeting Proposal, thus depriving Plaintiff Icahn Partners of the opportunity to cure any alleged defects, constitutes a breach of the Director Defendants’ fiduciary duties.

COUNT VI

BREACH OF FIDUCIARY DUTY:

INJUNCTIVE RELIEF FOR DEFENDANTS’ REFUSAL TO APPROVE

THE NOMINEES TO AVOID TRIGGERING PROXY PUTS

134. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

135. The Director Defendants have threatened to refuse to approve the Nominees as continuing directors for purposes of the Debt Documents and SWG Notes, thereby threatening the Company with the immediate acceleration of nearly $3 billion in outstanding borrowings, plus interest and applicable premiums, in the event that a majority of the incumbent Board is replaced by the Nominees.

136. The Nominees are highly qualified and their approval and election would not materially adversely affect the Company’s ability to meet its legal obligations to creditors or otherwise cause harm to the Company.

137. The Director Defendants’ conduct is inequitable and improper in that it interferes with the fair election of directors. The Director Defendants should not be permitted to manipulate the corporate election to perpetuate their own control of the Company.

138. To prevent the irreparable harm of potentially losing a proxy contest due to Defendants’ threats to accelerate the Company’s corporate debt, Plaintiffs are entitled to an injunction requiring the Director Defendants to approve Plaintiffs’ nominees as directors for purposes of the Debt Documents and SWG Notes and to take all other actions that are necessary to avoid triggering the Proxy Puts.

139. In addition, in order to prevent the Director Defendants from using the Proxy Puts to unfairly tilt the proxy contest in their favor, Plaintiffs also seek preliminary injunctive relief prohibiting Defendants from soliciting proxies until the Director Defendants approve the Nominees and take all other actions that are necessary to avoid triggering the Proxy Puts by virtue of the Nominees’ election to the Board.

140. Plaintiffs have no adequate remedy at law.

COUNT VII

DECLARATORY JUDGMENT THAT DEFENDANTS’ REFUSAL TO

APPROVE THE NOMINEES TO AVOID TRIGGERING PROXY PUTS

CONSTITUTES A BREACH OF FIDUCIARY DUTY

141. Plaintiffs reallege each paragraph of this Verified Complaint as if fully set forth herein.

142. The Director Defendants have threatened to refuse to approve the Nominees as continuing directors for purposes of the Debt Documents and SWG Notes, thereby threatening the Company with the immediate acceleration of nearly $3 billion in outstanding borrowings, plus interest and applicable premiums, in the event that a majority of the incumbent Board is replaced by the Nominees.

143. The Director Defendants’ conduct is inequitable and improper in that it interferes with the fair election of directors. The Director Defendants should not be permitted to manipulate the corporate election to perpetuate their own control of the Company.

144. The Nominees are highly qualified and their approval and election would not materially adversely affect the Company’s ability to meet its legal obligations to creditors or otherwise cause harm to the Company.

145. An actual controversy exists between the parties and a judicial determination is necessary and proper to resolve the controversy and determine the parties’ respective rights and obligation.

146. Accordingly, Plaintiffs seek a declaration that the Director Defendants’ failure to approve the Nominees as directors for purposes of the Debt Documents and SWG Notes, and failure to take all other actions that are necessary to avoid triggering the Proxy Puts, constitutes a breach of the Director Defendants’ fiduciary duties.

WHEREFORE, Plaintiffs respectfully request that the Court enter judgment:

A. Temporarily, preliminarily, and permanently enjoining Defendants from (i) selling any SWX stock to parties who Defendants know or reasonably should know are likely to support the incumbent directors in the upcoming election; or (ii) selling any SWX stock to anyone at a price that is below $75 per share or such other higher price as the Icahn Parties may offer.

B. Declaring that the sale of SWX stock to parties who Defendants know or reasonably should know are likely to support the incumbent directors in the upcoming election for the purpose of tilting the proxy contest in the Director Defendants’ favor, or selling SWX to anyone at a price that is less than $75 per share or such other higher price as the Icahn Parties may offer, would constitute a breach of the Director Defendants’ fiduciary duties.

C. Preliminarily and permanently enjoining Defendants from ruling the Special Meeting Proposal out of order or otherwise not allowing and counting votes on such proposal, or, alternatively, barring Defendants from ruling the Special Meeting Proposal out of order or otherwise not allowing and counting votes on such proposal unless and until Defendants first identify and explain the alleged defects and allow Icahn Partners a reasonable opportunity to cure and/or to seek a final ruling of the Court on whether the Special Meeting Proposal was deficient.

D. Declaring that (i) the Special Meeting Proposal complies with the Bylaws and all applicable laws and requirements; (ii) Defendants’ rejection of the Special Meeting Proposal constitutes a violation of the Company’s Bylaws; (iii) Defendants’ rejection of the Special Meeting Proposal constitutes a breach of the Director Defendants’ fiduciary duties; and (iv) Defendants’ refusal to explain the basis for their rejection of the Special Meeting Proposal, thus depriving Plaintiff Icahn Partners of the opportunity to cure any alleged defects, constitutes a breach of the Director Defendants’ fiduciary duties.

E. Directing the Director Defendants to approve the Nominees as directors for purposes of the Debt Documents and SWG Notes and to take all other actions that are necessary to avoid triggering the Proxy Puts.

F. Declaring that the Director Defendants’ failure to approve the Nominees as directors for purposes of the Debt Documents and SWG Notes, and/or their failure to take all other actions that are necessary to avoid triggering the Proxy Puts, constitutes a breach of the Director Defendants’ fiduciary duties.

G. Preliminarily enjoining Defendants from soliciting proxies until the Director Defendants approve the Nominees and take all other actions that are necessary to avoid triggering the Proxy Puts by virtue of the Nominees’ election to the Board.

H. Reasonable attorneys’ fees and costs.

I. Granting such other relief as is just and equitable.

ASHBY & GEDDES

OF COUNSEL	/s/ Stephen E. Jenkins
Renee M. Zaytsev	Stephen E. Jenkins (#2152) Richard D. Heins (#3000)
THOMPSON HINE LLP 335 Madison Avenue, 12th Floor New York, NY 10017 (212) 334-5680 renee.zaytsev@thompsonhine.com	500 Delaware Avenue, 8th Floor P.O. Box 1150 Wilmington, DE 19801 (302) 654-1888 sjenkins@ashbygeddes.com rheins@ashbygeddes.com
Thomas M. Ritzert THOMPSON HINE LLP 3900 Key Center 127 Public Square
Cleveland, OH 44114
(216) 566-5861 thomas.ritzert@thompsonhine.com

November 29, 2021

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